UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

4 October 2013

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Media Release - 2013 Shareholder Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 4 October 2013	By:	/s/ Silvana Roest

	Name:	Silvana Roest
	Title:	Company Secretary

2013
SHAREHOLDER
UPDATE
Dear Shareholder,
Welcome to the second edition of our Shareholder Newsletter. Hopefully you will get the sense after reading this newsletter that Telecom is starting to build momentum in turning your business around.
With global and local industry changing massively, and with Telecom’s traditional sources of revenue in decline over recent years, the imperative for change was undeniable. We’ve made the strategic choice to aspire to become a growing New Zealand company, winning by customers choosing us to connect them at the ‘speed of life’. To be number one in mobile, data, effortless service and cost.
To deliver that turnaround, we need to become significantly more cost-competitive in the near-term, and we need to create new sources of revenue to deliver longer term growth. As you would have seen from our annual results announcement in late August 2013, we have set down some solid early markers in terms of our strategy but we still have a lot of work to do to lift our performance.
In my first year since returning to Telecom, I’ve seen how technology is fast changing everything for our customers. I’ve met with hundreds of New Zealanders and heard what matters to them, and what they think of Telecom - or in many cases, why they don’t think of us at all! If we are to be their chosen provider, our company needs to change at the same rate and deliver them a technology future they can feel confident in.
To achieve this, we will need to do only the things our customers value - and stop doing the things they no longer value. To be effortless to deal with, we will need to be determined and courageous about fixing or removing things which slow us down. To be relevant to younger, more mobile, more ethnically diverse New Zealanders, we will need to invest in our brands, technology platforms and products - to engage and grab their attention and encourage them to choose us.
Creating tomorrow’s Telecom will not happen without commitment, strong execution and decisive action, sustained over a long period of time. But we are determined to become the Telecom that our customers and shareholders want and expect us to be.
I trust you find this newsletter useful. We welcome any feedback, which you can provide via email to investor-info@telecom.co.nz
SIMON MOUTTER
Chief Executive
Find out how to make technology work better for you.
6.10pm Sunday - Thursday TV One
techinasec.co.nz

2013 SHAREHOLDER UPDATE // OCTOBER
FY13 RESULTS
CHANGING AS FAST AS LIFE ITSELF.
As you will be aware, our FY13 results were announced on 23 August 2013. So how did Telecom do?
Our net earnings after tax were NZ$238 million for the financial year ending 30 June 2013. That reflects the early impact of the major strategic shift that’s underway right across the company.
During the year, we began our big shift from a traditional fixed and mobile infrastructure company to a future-oriented competitive provider of communication, entertainment and IT services, delivered over our networks and the Cloud.
We made some deliberate calls: to grow share in the mobile market, hold share in the broadband market, refocus the Gen-i business services portfolio and significantly reduce operating costs.
We were conscious these decisions would likely have a negative impact on short-term operating revenues and margins. However, we believe they have enhanced Telecom’s position for the longer term, by strengthening our customer base and improving our cost competitiveness.
Overall we had a weaker second half financial performance. Adjusted EBITDA for the second half of the year was down 4.1% versus the second half of the prior year, with Retail, Gen-i, Wholesale & International and AAPT all experiencing EBITDA declines, due to the impacts of intense price competition, partially offset by reduced labour costs.
Although financial performance was weaker, there were encouraging signs of growth and stability in the customer base. We also invested in new service initiatives for customers. These included Telecommunity, an online site where customers can share helpful information and solve problems, and the ‘Tech in a Sec’ TV and online series of videos with helpful hints on a wide range of topics.
We also created a new business unit, Telecom Digital Ventures, to act as an in-house ‘incubator’ and focus on developing new business opportunities.
While good progress had been made during FY13, especially on the cost side, the market in which Telecom operates continues to evolve and our business must continue to change at pace. FY14 will be a big year for Telecom as our turnaround gathers even more momentum.
Take the easy road
Telecom shareholders can choose to receive all communications electronically. This makes it more efficient and convenient for you, plus it reduces environmental impact and cost.
You can select how you receive communications from Telecom by visiting www.investorcentre.com/nz. You will need your CSN/Security number and FIN on hand to make your choice. Select ‘View Portfolio’ and log-in. Then select ‘Update My Details’ and ‘Communication Options’.
Introducing
Telecom Tomorrow
In September this year, Telecom unveiled a new online communications channel, Telecom Tomorrow. tomorrow.telecomgroup.co.nz
With the rapid pace of change in today’s digital world, keeping up with what is happening in the world of technology and telecommunications is not always easy. Telecom Tomorrow is aimed at providing insights on digital living and technology trends. Have a look and feel free to share any of the stories or videos you see with others.
Talk and Text to friends
overseas with our
International Extra
$9 per month
90 minutes 90 texts
If you have friends or family in Australia, UK, USA, Canada or Ireland, you can use any Telecom mobile to chat for up to 90 minutes and send up to 90 texts - all for just $9 a month. Go to Your Telecom or bookmark m.telecom.co.nz/yt to set it up on your mobile today. telecom.co.nz/mobextras
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2013 SHAREHOLDER UPDATE // OCTOBER
Building New Zealand’s
biggest WiFi network
Following a successful summer trial period which has been extended through to spring, Telecom is expanding its public WiFi initiative and building the country’s largest public WiFi network.
We all know that Kiwis are better connected than ever before, and internet-enabled devices are now in most handbags, school bags or briefcases. The explosion in the use of these devices allows customers to be better connected to the experiences and information that matter to them.
A large-scale WiFi network has the potential to be a really good way of helping customers make the most of those devices on-the-go 24/7 and will be very complementary to Telecom’s other leading networks in mobile and broadband. It will enable us to be more relevant to a wider group of customers.
So far this year we have already added hundreds of hotspots to the network, mainly in Auckland, Wellington and Christchurch, and we aim to have many more sites active around the country by the end of 2013.
The national WiFi initiative is being overseen by Telecom Digital Ventures, the new growth unit within Telecom set up to focus on high potential business opportunities.
Waiting is over.
Ultra Broad band is here.
Telecom Ultra Broadband means super-fast speeds and better online experiences. No more long waits for films, files or music to download and upload. Fewer loading bars and buffering wheels. It’s the Internet as it should be.
4G LTE MOBILE on its way
Now that 4G LTE technology trials are complete, the network build is well underway and 4G LTE Mobile will be live in parts of the country by the end of the year.
This is another way we are helping Kiwis get better connected. We have continued to increase the speed, coverage and capacity offered by the 3G Smartphone Network over time. 4G LTE Mobile will build on that, working seamlessly with 3G and Gen-i mobility services and delivering a great mobility offer - taking our customers’ mobile experience to the next level.
All our networks will complement each other in providing customers with the 24/7 anywhere, anytime connectivity that is increasingly expected.
Your moments captured like never before
The Nokia Lumia 1020 takes photos and video that no other smartphone can match with a 41 megapixel camera sensor, PureView technology, Optical Image Stabilisation and amazing high-resolution zoom. The Nokia Lumia 1020 runs on Windows Phone 8, the only mobile operating system on the market that has built-in Microsoft® Office Mobile.
03

2013 SHAREHOLDER UPDATE // OCTOBER
TELECOM TURNAROUND
Network for Learning
Telecom has welcomed back a former team member, Matt Crockett, to the fold to take up the new role of Chief Turnaround Officer.
Matt is leading Telecom’s cost and business improvement programme, first signalled at Telecom’s investor day in May 2013. Known internally as the Turnaround Programme, this is overseeing the identification and implementation of initiatives enhancing Telecom’s business performance and capabilities across all business units and support functions.
Prior to rejoining Telecom in June, Matt, a Rhodes Scholar, was at APN News and Media, a leading media company operating radio, outdoor, publishing and digital media businesses across Australia, New Zealand and Asia. Before joining APN, Matt was the Chief Executive Officer of Telecom Wholesale and International, a Telecom division providing wholesale network services domestically and internationally.
Gearing up for the Data Future
With big data becoming increasingly important, Gen-i has continued to expand its data centre capability, opening a new $10.5 million Tier 3, data centre in Christchurch in August, and announcing plans for a new $60 million South Auckland data centre to be delivered in FY14.
The new Christchurch facility complements the existing network of 14 Gen-i data centres and five Revera data centres across New Zealand, and will boost the ability to meet growing demand for ICT solutions that harness the speed of new fibre and mobile networks, such as cloud, mobility, video and collaboration.
Our customers are adopting exciting new applications that harness our fixed and mobile networks to deliver greater flexibility, efficiency, productivity and engagement for their organisations. Data centres sit right at the heart of our capability to deliver these outcomes. Our expanded data centre capability reflects Gen-i’s broader commitment to ongoing investment in the things that make a real difference for its customers.
With the link between technology and education becoming ever stronger, Telecom was selected in August as Network for Learning’s (N4L) technology partner for the delivery of a fast, reliable and safe online educational environment for New Zealand schools.
Gen-i, Telecom’s ICT services division is helping N4L build a solution encompassing managed network services, internet access, security and content filtering.
Telecom is proud to be contributing to this exciting initiative, which will leverage the Government’s significant investment in UFB and RBI to deliver critical social and economic benefits for New Zealand. N4L will take New Zealand’s education community towards an exciting new future, where technology is leveraged to enrich and broaden the learning experience.
2013 ANNUAL MEETING reminder 8 November 2013
10.00 am
Conference Centre,
Level 2, Telecom Place,
167 Victoria Street West,
Auckland.
To find out more about Telecom products and services, visit www.telecom.co.nz or visit your nearest store.
telecomnz
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